Exhibit 21.1

SUBSIDIARIES OF

SMART Technologies Inc.

Name	Jurisdiction of Incorporation
SMART Technologies ULC	Alberta, Canada

SMART Technologies Corporation	Delaware, U.S.

SMART Bricks and Mortar Inc.	Alberta, Canada

SMART Technologies NW Holdings Limited	New Zealand